

Mail Stop 7010

October 3, 2008

Via U.S. mail

Donald R. Gardner
Chief Executive Officer and Chief Financial Officer
Silver Bay Resources Inc.
4133 Stanford Ave.
Dallas, TX 75225

> **Re:** **Silver Bay Resources Inc.**
> **Registration Statement on Form S-1**
> **Filed September 17, 2008**
> **File No. 333-153510**

Dear Mr. Gardner:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

1.   We note that the registration statement covers the sale 45% of your outstanding securities. We also note that all of your outstanding securities are held by Mr. Gardner, your sole director, officer, stockholder and promoter, and that Mr. Gardner obtained his securities only recently, on or after your date of inception of June 12, 2008. As such, notwithstanding that the company will not receive any of the proceeds of the offering, this offering appears to be a primary offering by or on

behalf of the company with Mr. Gardner acting as an underwriter. Please revise your disclosure throughout the prospectus accordingly.

2.   You state in Footnote 2 to the Calculation of Registration Fee table on the Form S-1 cover sheet that "[t]he shares of common stock being registered hereunder are being registered for resale by a certain selling stockholder named in the prospectus upon conversion of outstanding secured convertible debentures." However, we do not see any reference to the convertible debentures in Part II, Item 15 (Recent Sales of Unregistered Securities), nor do we see any explanation of the convertible debentures elsewhere in the Form S-1. Has the company issued convertible debentures? If so, please add appropriate disclosure to Part II, Item 15. If not, please revise Footnote 2 to the Calculation of Registration Fee table on the Form S-1 cover sheet.

3.   In Part II, Item 15 (Recent Sales of Unregistered Securities) we note references to "founders" (plural) and "promoters" (plural). Are there multiple founders or promoters of the company? If so, please add disclosure identifying the additional founders or promoters. If not, please correct the references to "founders" and "promoters" in Part II, Item 15 and anywhere else such references appear (for example, Management's Discussion and Analysis – Liquidity and Capital Resources, page 22 (reference to "founders")).

Prospectus Cover Page

4.   On the cover page of the prospectus, please name the underwriter/sole selling stockholder and disclose that he is your sole executive officer and director and currently holds 100% of your common stock.

5.   You state that "These securities are offered pursuant to an exemption from registration with the Commission; however, the Commission has not made an independent determination that the securities offered hereunder are exempt from registration." Given that you are registering the offering herein, please explain why these securities are also being offered pursuant to an exemption, and the exemption upon which you are relying.

6.   You state that the offering costs are estimated to be $65,000 and will be paid by the company. However, the company does not appear to have any assets or cash and will not receive proceeds from the offering. How will the company pay the offering costs? Please add appropriate disclosure to address this issue, in Risk Factors or elsewhere.

Determination of Offering Price, page 14

7.   Under the heading "Determination of Offering Price," you state that "[t]he prices

at which the shares of common stock covered by this prospectus may be actually be sold will be determined by the prevailing public market price for shares of common stock or by negotiations in private transactions." As you are not eligible to conduct an "at the market" primary offering under Rule 415(a)(4), please revise to state the fixed price at which these shares will be sold.

Management's Discussion and Analysis or Plan of Operation – Liquidity and Capital Resources, page 22

8.   You mention a loan of $60,000 and refer to it elsewhere in the document as a "shareholder loan" that is "interest free and has no fixed term." Please enhance your disclosure about this loan to identify the lender and describe the key provisions of the loan, and please file the loan agreement as an exhibit to the Form S-1.

Transactions with Related Persons, Promoters and Certain Control Persons, page 24

9.   You state that "As of the date of this statement, there are no, and have not been since inception, any material agreements or proposed transactions, whether direct or indirect," with the persons enumerated in this section. It appears, however, that you have issued shares to and may have received a loan from your sole director, officer, stockholder and promoter. Please revise this statement accordingly.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Norman Gholson at (202) 551-3237 or, in his absence, me at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: N. Gholson
Via Facsimile:
Diane Dalmy, Esq., Attorney at Law, (303) 988-6954